SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 22)
BELLUS HEALTH INC.
(Name of Company)
COMMON SHARES, NO PAR VALUE
(Title of class of securities)
07986A101
(CUSIP Number)
Dr. Francesco Bellini
Chairman and Chief Executive Officer
BELLUS Health Inc.
275 Armand Frappier Blvd.
Laval, Quebec H7V 4A7, Canada
(450) 680-4500
(Persons Authorized to Receive Notices and Communications)
February 25, 2009
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

CUSIP No.	07986A101	Schedule 13D	Page	2	of	26 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) P. P. Luxco Holdings II S.A.R.L.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Luxembourg

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,087,382

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		11,087,382

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,087,382

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	22.2%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	07986A101	Schedule 13D	Page	3	of	26 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Picchio Pharma Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,450,429

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		11,450,429

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,450,429

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	22.9%

14	TYPE OF REPORTING PERSON

	HC, CO

CUSIP No.	07986A101	Schedule 13D	Page	4	of	26 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FMRC Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Alberta

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,706,468[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

11,706,468[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,706,468[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.4%

14	TYPE OF REPORTING PERSON

OO
1 As described in Item 4 of Amendment No. 17, FMRC is deemed to share beneficial ownership of the BELLUS Shares owned by each of Picchio and Luxco. In addition, as described in Item 4 of Amendment No. 21, Alberta, a wholly owned subsidiary of FMRC, has the right to receive 5,725,215 BELLUS Shares from Picchio, while VSV has the right to receive 5,725,214 BELLUS Shares from Picchio, on or before April 30, 2009.

CUSIP No.	07986A101	Schedule 13D	Page	5	of	26 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John W. Churchill

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,706,468

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		11,706,468

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,706,468

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23.4%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	07986A101	Schedule 13D	Page	6	of	26 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vernon H. Strang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,706,468

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		11,706,468

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,706,468

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23.4%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	07986A101	Schedule 13D	Page	7	of	26 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Victoria Square Ventures Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		1,172,704

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,450,429[2]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,172,704

WITH	10	SHARED DISPOSITIVE POWER

11,450,429[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,623,133[2]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.2%

14	TYPE OF REPORTING PERSON

HC, CO
2 Includes 11,450,429 BELLUS Shares held through Picchio. As described in Item 4 of Amendment No. 21, VSV has the right to receive 5,725,214 BELLUS Shares from Picchio, while Alberta has the right to receive 5,725,215 BELLUS Shares from Picchio, on or before April 30, 2009.

CUSIP No.	07986A101	Schedule 13D	Page	8	of	26 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Francesco Bellini

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		798,541[3]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,461,822[4]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		798,541[3]

WITH	10	SHARED DISPOSITIVE POWER

1,461,822[4]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,260,363

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%

14	TYPE OF REPORTING PERSON

IN
3  Includes 178,541 BELLUS Shares directly owned by Dr. Bellini, 480,000 BELLUS Shares issuable under currently exercisable options (including 170,000 currently exercisable options held by Picchio International Inc., an entity controlled by Dr. Bellini), and 140,000 BELLUS Shares which Dr. Bellini is entitled to receive pursuant to the Agreement with the Company dated as of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained.
4  Includes 1,461,822 BELLUS Shares held of record by Dr. Bellini’s wife, Marisa Bellini, which Dr. Bellini may be deemed to own beneficially, but as to which he disclaims beneficial ownership.

CUSIP No.	07986A101	Schedule 13D	Page	9	of	26 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roberto Bellini

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,368,684[5]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,368,684[5]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,368,684

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%

14	TYPE OF REPORTING PERSON

IN
5 Roberto Bellini and Carlo Bellini are deemed to share beneficial ownership of 1,368,684 BELLUS Shares held by Rocabe.

CUSIP No.	07986A101	Schedule 13D	Page	10	of	26 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlo Bellini

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		64,200

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,368,684[6]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		64,200

WITH	10	SHARED DISPOSITIVE POWER

1,368,684[6]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,432,884

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%

14	TYPE OF REPORTING PERSON

IN
6 Carlo Bellini and Roberto Bellini are deemed to share beneficial ownership of 1,368,684 BELLUS Shares held by Rocabe.

CUSIP No.	07986A101	Schedule 13D	Page	11	of	26 pages
This Amendment No. 22 amends the Schedule 13D filed on October 3, 2003, as amended, including as amended by the most recent amendment filed on December 22, 2008 (the “Statement”), and is filed by (i) P.P. Luxco Holdings II S.A.R.L., (ii) Picchio Pharma, Inc., (iii) FMRC Family Trust, (iv) John W. Churchill, (v) Vernon H. Strang, (vi) Victoria Square Ventures Inc., (vii) Dr. Francesco Bellini, (viii) Roberto Bellini and (ix) Carlo Bellini, relating to the common shares, no par value (the “BELLUS Shares”), of BELLUS Health Inc. (formerly known as Neurochem Inc.), a corporation organized under the Canada Business Corporations Act (the “Company”). Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended hereby, all information previously filed remains in effect. All dollar amounts are in Canadian dollars, except as otherwise indicated.
This Amendment No. 22 is filed as a result of the Company’s receipt of separate letters, dated February 25, 2009, from FMRC and VSV respectively (the “Financing Letters”).
ITEM 4. PURPOSE OF TRANSACTION
Item 4 is hereby amended by adding the following at the end thereof:
The Financing Letters express the separate commitment of each of FMRC and VSV to provide financing to the Company, on terms to be agreed by the parties, in the event that the Company is unable to secure alternative financing but is able to satisfy the conditions expressed in the Financing Letters. The Financing Letters expire on March 23, 2009. The Financing Letters are included as Exhibits VV and WW to this Statement and are incorporated into this Item 4 by reference. The Financing Letters replace the commitments of Picchio announced by the Company on October 21, 2008 in a press release included as Exhibit JJ to this Statement. As of the date hereof, the Company has not accepted either of the Financing Letters.
ITEM 5. INTEREST IN SECURITIES OF THE COMPANY
All references to BELLUS Shares owned by Marisa Bellini in subsections (a) and (b) of Item 5 of the Statement are hereby amended to refer to her ownership of a total of 1,461,822 BELLUS Shares. All references to BELLUS Shares owned by Dr. Francesco Bellini are hereby amended to refer to his ownership of 178,541 BELLUS Shares directly, 310,000 BELLUS Shares issuable under currently exercisable options held by him directly, 170,000 BELLUS Shares issuable under currently exercisable options held by Picchio International Inc., a corporation controlled by Dr. Bellini, and 140,000 BELLUS Shares which Dr. Bellini is entitled to receive pursuant to the Agreement with the Company dated as of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained. All references to BELLUS Shares owned by Roberto Bellini are hereby amended to delete references to BELLUS Shares owned directly by him.
The tenth paragraph of subsection (a) of Item 5 is amended and restated in its entirety as follows:
Certain directors and executive officers of Power Corp. or VSV, or their spouses, own BELLUS Shares as follows (number of BELLUS Shares in parentheses): (A) Peter Kruyt (51,900), of which 46,700 are subject to options that are currently exercisable or exercisable within 60 days; (B) Andre Desmarais (225,800), of which 15,800 are subject to options that are currently exercisable or exercisable

CUSIP No.	07986A101	Schedule 13D	Page	12	of	26 pages
within 60 days, 60,000 of which are held of record by his wife and which he may be deemed to beneficially own, and 100,000 of which are held of record by a holding company he controls and which he may be deemed to beneficially own; and (C) Luc Jobin (2,000). Messrs. Kruyt and Jobin are also directors of Picchio, and Andre Desmarais is a director and Deputy Chairman of Picchio. In addition, John A. Rae, a director and Executive Vice President of Power Corp., is the Chair of the Board of Trustees of Queen’s University in Kingston, Ontario, which owns 84,058 BELLUS Shares. John A. Rae disclaims beneficial ownership of those shares.

(c) On December 30 and 31, 2008, Marisa Bellini used $11,811.20 of her personal funds to purchase an aggregate of 29,180 BELLUS Shares as follows: on December 30, 2008, 10,000 shares at $0.42 per share, 1,500 shares at $0.40 per share and 7,680 at $0.34 per share; and on December 31, 2008, 10,000 shares at $0.45 per share.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 4 of this Amendment is incorporated by reference in this Item 6.
Item 6 is hereby amended by adding the following at the end hereof:
Pursuant to the Financing Letters, FMRC and VSV have each committed to subscribe for up to $10 million in securities of the Company (the “Securities”) upon the satisfaction or waiver of various conditions described in the Financing Letters. The nature, terms, pricing and security granted (if applicable) in respect of the Securities will be determined by negotiations among the parties.

As of February 1, 2009, the Company and the holders of all of the Notes that may be deemed to be restricted securities under Rule 144 under the Securities Act of 1933 (the “Securities Act”) entered into an Amendment to the Registration Rights Agreement relating to the Notes. Under the Amendment, the Company’s obligation to register the Notes under the Securities Act will terminate on March 9, 2009. The form of the Amendment is included as Exhibit XX to this Statement.
ITEM 7. MATERIALS TO BE FILED AS EXHIBITS
The following Exhibits are filed herewith:
VV.	Financing letter, dated February 25, 2009, from FMRC Family Trust to BELLUS Health Inc.

CUSIP No.	07986A101	Schedule 13D	Page	13	of	26 pages
WW.	Financing letter, dated February 25, 2009, from Victoria Square Ventures Inc. to BELLUS Health Inc.

XX.	Form of Amendment, dated as of February 1, 2009, by and between BELLUS Health Inc. and the note holders listed on the signature pages thereto (incorporated by reference to Exhibit 99.1 to the Form 6-K of Bellus Health Inc. filed on February 18, 2009).

================================================================================

CUSIP No.	07986A101	Schedule 13D	Page	14	of	26 pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: February 27, 2009

P.P. LUXCO HOLDINGS II S.A.R.L.

By:	/s/ Francesco Bellini
Name:	Dr. Francesco Bellini
Title:	Manager

By:	/s/ Jean-Christophe Dauphin
Name:	Jean-Christophe Dauphin
Title:	Manager

CUSIP No.	07986A101	Schedule 13D	Page	15	of	26 pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: February 27, 2009

PICCHIO PHARMA INC.

By:	/s/ Francesco Bellini
Name:	Dr. Francesco Bellini
Title:	Chairman

CUSIP No.	07986A101	Schedule 13D	Page	16	of	26 pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: February 27, 2009

FMRC FAMILY TRUST

By:	/s/ Vernon H. Strang
Name:	Vernon H. Strang
Title:	Trustee

CUSIP No.	07986A101	Schedule 13D	Page	17	of	26 pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: February 27, 2009

/s/ John W. Churchill
JOHN W. CHURCHILL, Trustee

CUSIP No.	07986A101	Schedule 13D	Page	18	of	26 pages

SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: February 27, 2009

/s/ Vernon H. Strang
VERNON H. STRANG, Trustee

CUSIP No.	07986A101	Schedule 13D	Page	19	of	26 pages

SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: February 27, 2009

VICTORIA SQUARE VENTURES INC.

By: Name:	/s/ Peter Kruyt Peter Kruyt
Title:	President

CUSIP No.	07986A101	Schedule 13D	Page	20	of	26 pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: February 27, 2009

/s/ Francesco Bellini
DR. FRANCESCO BELLINI

CUSIP No.	07986A101	Schedule 13D	Page	21	of	26 pages

SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: February 27, 2009

/s/ Roberto Bellini
ROBERTO BELLINI

CUSIP No.	07986A101	Schedule 13D	Page	22	of	26 pages

SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: February 27, 2009

/s/ Carlo Bellini
CARLO BELLINI

CUSIP No.	07986A101	Schedule 13D	Page	23	of	26 pages

EXHIBIT INDEX
EXHIBIT NAME

A.	Directors and Executive Officers of Power Corporation of Canada.[14]

B.	Persons who may be deemed in control of Victoria Square Ventures Inc. [14]

C.	Directors and Executive Officers of the Filing Persons. [14]

D.	Subscription Agreement by and among Neurochem Inc., P.P. Luxco Holdings II S.A.R.L. and Picchio Pharma Inc., dated July 25, 2002. [1]

E.	Amended and Restated Shareholders Agreement, dated November 9, 2006 by and among Power Investment Technology Corporation, FMRC Family Trust, Picchio Pharma Inc. and Dr. Francesco Bellini. [11]

F.	Warrant dated July 25, 2002. [1]

G.	Warrant dated February 18, 2003.[1]

H.	Joint Filing Agreement.[11]

I.	Memorandum of Agreement between Torquay Consultadoria y Servicios LDA and Power Tech, dated May 5, 2004, with an effective date of May 6, 2004.[2]

J.	Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of April 30, 2004. [2]

K.	Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of May 27, 2004 up until August 31, 2004. [11]

L.	Memorandum of Agreement, dated as of May 28, 2004, by and between DKR Saturn Event Driven Holding Fund Ltd. and Power Tech.[3]

M.	Memorandum of Agreement, dated as of May 28, 2004, by and between DKR Saturn Multi-Strategy Holding Fund Ltd. and Power Tech.[3]

N.	Memorandum of Agreement, dated as of July 22, 2004, by and between Viking Global Equities LP and Power Tech.[3]

O.	Memorandum of Agreement, dated as of July 22, 2004, by and between VGE III Portfolio Ltd. and Power Tech.[3]

CUSIP No.	07986A101	Schedule 13D	Page	24	of	26 pages

P.	Credit Agreement, dated as of July 30, 2004, by and between Picchio and National Bank of Canada.[4]

Q.	Pledge Agreement, dated July 30, 2004 by and between Luxco and National Bank of Canada.[4]

R.	Guarantee Agreement, dated July 30, 2004 by and between Luxco and National Bank of Canada.[4]

S.	Commitment Letter, dated February 14, 2005.[5]

T.	Agreement made as of December 1, 2004 by and between the Company and Dr. Bellini.[5]

U.	Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of March 3, 2005.[6]

V.	Acknowledgement of Debt, made on March 9, 2005, by and between Vern Strang As Trustee of The FMRC Family Trust and 18056 Yukon Inc.[6]

W.	Underwriting Agreement by and among Neurochem Inc., UBS Securities LLC, CIBC World Markets Corp., Piper Jaffray & Co., Desjardins Securities Inc., Wells Fargo Securities, LLC, BMO Nesbitt Burns Inc., and Fortis Securities LLC (Incorporated by reference to Exhibit 3 to the Company’s registration statement on Form F-10 filed with the Securities and Exchange Commission (file no. 333-122965) on March 4, 2005).

X.	Notice of Pledge, dated April 21, 2005, by Luxco to National Bank of Canada. [6]

Y.	Credit Agreement, dated January 26, 2006 by and between Picchio and National Bank of Canada.[7]

Z.	Guarantee Agreement, dated January 26, 2006 by and between Luxco and National Bank of Canada.[7]

AA.	Pledge Agreement, dated January 26, 2006 by and between Luxco and National Bank of Canada.[7]

BB.	Indenture dated as of November 9, 2006 by and between the Company and The Bank of New York, as trustee.[7]

CC.	Registration Rights Agreement dated as of November 9, 2006 by and between the Company and UBS Securities LLC.[8]

DD.	Voting Agreement dated as of May 1, 2007 by and among the Company and the Shareholders.[9]

CUSIP No.	07986A101	Schedule 13D	Page	25	of	26 pages

EE.	Lock-Up Agreement dated as of May 1, 2007 by and among the Company and Dr. Bellini.[12]

FF.	Consent and Intervention dated July 12, 2007 by and among Vern Strang es qualité Trustee of The FMRC Family Trust, Dr. Francesco Bellini, 18056 Yukon Inc., 1324286 Alberta Ltd., Power Technology Investment Corporation and Picchio Pharma Inc.[10]

GG.	Consent, Intervention and Amendment, dated October 17, 2007 by and among 18056 Yukon Inc., Rocabe Investments Inc., Roberto Bellini, Carlo Bellini, Power Technology Investment Corporation, Picchio Pharma Inc., Vern Strang as trustee of FMRC Family Trust, Dr. Francesco Bellini and 1324286 Alberta Ltd.[11]

HH.	Promissory Note dated October 17, 2007. [11]

II.	Letter dated October 23, 2008 from Dr. Francesco Bellini to BELLUS Health Inc., Picchio Pharma Inc. and Power Technology Investment Corporation.[13]

JJ.	Press Release dated October 21, 2008 issued by BELLUS Health Inc.[13]

KK.	Consent by 1324286 Alberta Ltd., Rocabe Investments Inc., and Power Technology Investment Corporation to transfer of the Picchio Pharma Inc. shares held by Power Technology Investment Corporation to Victoria Square Ventures Inc. dated December 9, 2008. [14]

LL.	Intervention between Victoria Square Ventures Inc. and Power Technology Investment Corporation dated December 9, 2008. [14]

MM.	Form of First Amendment to Indenture between BELLUS Health Inc. and The Bank of New York Mellon, as trustee. [14]

NN.	Promissory Note, dated December 18, 2008, from 1324286 Alberta Ltd. to Victoria Square Ventures Inc. [15]

OO.	Memorandum of Agreement, dated December 18, 2008, by and between Picchio Pharma Inc. and 1324286 Alberta Ltd. [15]

PP.	Promissory Note, dated December 18, 2008, from Picchio Pharma Inc.. to 1324286 Alberta Ltd. [15]

QQ.	Memorandum of Agreement, dated December 18, 2008, by and between Picchio Pharma Inc. and Victoria Square Ventures Inc. [15]

RR.	Promissory Note, dated December 18, 2008, from Picchio Pharma Ltd. to Victoria Square Ventures Inc. [15]

CUSIP No.	07986A101	Schedule 13D	Page	26	of	26 pages

SS.	Memorandum of Agreement, dated December 18, 2008, by and between Picchio Pharma Inc. and Victoria Square Ventures Inc., relating to the Class P special shares. [15]

TT.	Memorandum of Agreement, dated December 18, 2008, by and between Picchio Pharma Inc. and Rocabe Investments Inc., relating to the Class F special shares. [15]

UU.	Board Representative Agreement, dated December 18, 2008, among Victoria Square Ventures Inc., 1324286 Alberta Ltd. and BELLUS Health Inc. [15]

VV.	Financing letter, dated February 25, 2009, from FMRC Family Trust to BELLUS Health Inc.

WW.	Financing letter, dated February 25, 2009, from Victoria Square Ventures Inc. to BELLUS Health Inc.

XX.	Form of Amendment, dated as of February 1, 2009, by and between BELLUS Health Inc. and the note holders listed on the signature pages thereto (incorporated by reference to Exhibit 99.1 to the Form 6-K of BELLUS Health Inc. filed on February 18, 2009).

1	Previously filed with Schedule 13D on October 3, 2003.

2	Previously filed with Amendment No. 2 to Schedule 13D on May 11, 2004.

3	Previously filed with Amendment No. 3 to Schedule 13D on July 26, 2004.

4	Previously filed with Amendment No. 4 to Schedule 13D on August 2, 2004.

5	Previously filed with Amendment No. 7 to Schedule 13D on March 9, 2005.

6	Previously filed with Amendment No. 8 to Schedule 13D on April 25, 2005.

7	Previously filed with Amendment No. 12 to Schedule 13D on August 22, 2006.

8	Previously filed with Amendment No. 14 to Schedule 13D on November 13, 2006.

9	Previously filed with Amendment No. 15 to Schedule 13D on May 3, 2007.

10	Previously filed with Amendment No. 16 to Schedule 13D on July 16, 2007.

11	Previously filed with Amendment No. 17 to Schedule 13D on October 22, 2007.

12	Previously filed with Amendment No. 18 to Schedule 13D on March 20, 2008.

13	Previously filed with Amendment No. 19 to Schedule 13D on November 5, 2008.

14	Previously filed with Amendment No. 20 to Schedule 13D on December 10, 2008.

15	Previously filed with Amendment No. 21 to Schedule 13D on December 22, 2008.